

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Taylor Zhang
Chief Executive Officer
TenX Keane Acquisition
No.99, Tiangu 7th Road
Yanta District
Xi'an City, Shanxi Province, China 71000

**Re: TenX Keane Acquisition**
**Registration Statement on Form S-1**
**Filed May 19, 2021**
**File No. 333-256271**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 19, 2021

The Offering, page 8

1.  We note your disclosure on page 10 and throughout that your sponsor will own 20% of your issued and outstanding shares after this offering. We further note the principal shareholders table on page 105 indicates that your founders' shares will represent 23.8% of your outstanding shares. Please revise to reconcile this disclosure.

Summary of Risk Factors, page 23

2.  We note your disclosure on page 23 refers to "exclusive forum provisions in our amended and restated certificate of incorporation." Please revise to provide more specific disclosure elsewhere in the prospectus describing the exclusive forum provisions, clarify

whether such provisions apply to claims under the Securities Act and/or the Exchange Act and describe the risks to investors from such provisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Richard I. Anslow